SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the eleven-month period ended November 30, 1999

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Freeman Cosmetic Corporation Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION
15501 NORTH DIAL BOULEVARD
SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Freeman Cosmetic Corporation Capital Accumulation Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE FREEMAN COSMETIC CORPORATION
CAPITAL ACCUMULATION PLAN

By	/s/ Susan J. Riley
Susan J. Riley
Executive Vice President and Chief Financial Officer of
The Dial Corporation

DATE:  May 25, 2000

THE FREEMAN COSMETIC CORPORATION
CAPITAL ACCUMULATION PLAN
(formerly known as The Jerry Freeman 401(k) and Profit Sharing Plan)

Financial Statements
Eleven-Month Period Ended November 30, 1999
And the Year Ended December 31, 1998,
Supplemental Schedules for the
Eleven-Month Period Ended November 30, 1999,
and Independent Auditors' Report

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN
(formerly known as The Jerry Freeman 401(k) and Profit Sharing Plan)

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 1999 AND
DECEMBER 31,1998 AND FOR THE ELEVEN-MONTH PERIOD
ENDED NOVEMBER 30, 1999 AND THE YEAR ENDED
DECEMBER 31,1998:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 1999
AND FOR THE ELEVEN-MONTH PERIOD THEN ENDED:

Assets Held for Investment Purposes	14

Reportable Transactions	15

EXHIBIT 23 - INDEPENDENT AUDITORS' CONSENT	16

INDEPENDENT AUDITORS' REPORT

Plan Administrator and Plan Participants
The Freeman Cosmetic Corporation Capital Accumulation Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Freeman Cosmetic Corporation Capital Accumulation Plan (the "Plan") (formerly known as The Jerry Freeman 401(k) and Profit Sharing Plan) as of November 30, 1999 and December 31, 1998, and the related statements of changes in net assets available for benefits for the eleven-month period ended November 30, 1999 and the year ended December 31, 1998.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 1999 and December 31, 1998, and the changes in net assets available for benefits for the eleven-month period ended November 30, 1999 and the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules as of and for the eleven-month period ended November 30, 1999 on pages 14 and 15 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 5, 2000

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN
(formerly known as The Jerry Freeman 401(k) and Profit Sharing Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 1999 AND DECEMBER 31, 1998

ASSETS	1999	1998

INVESTMENTS AT FAIR VALUE:
Shares of registered investment companies:
Kemper Tech A Fund		$228,922
Kemper Total Return A Fund		66,079
Kemper Money Market Fund		229,141
Kemper High Yield A Fund		555,845
Kemper International A Fund		90,008
Kemper Blue Chip A Fund		1,303,729
Kemper Horizon 20 A Fund		19,181
Kemper Horizon 10 A Fund		562,117
Kemper Horizon 5 A Fund		9,877
Kemper High Return A Fund		553,403
Kemper Small Cap V Fund		242,642
T. Rowe Price Stable Value Fund	$24,004
T. Rowe Price Retirement Strategy Fund	98,575
T. Rowe Price Prime Reserve Fund	884,823
T. Rowe Price Spectrum Income Fund	38,444
T. Rowe Price Spectrum Growth Fund	98,363
Vanguard Windsor Fund	116,897
Common stock:
The Dial Corporation Common Stock Fund	317,312
Participant notes receivable	35,622	80,949

Total investments at fair value	1,614,040	3,941,893

INTEREST RECEIVABLE	-	13,079

NET ASSETS AVAILABLE FOR BENEFITS	$1,614,040	$3,954,972

See notes to financial statements.
2
THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN
(formerly known as The Jerry Freeman 401(k) and Profit Sharing Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1999
AND THE YEAR ENDED DECEMBER 31, 1998

	1999	1998

ADDITIONS:
Contributions:
Employer	$48,260	$150,220
Employee	120,350	313,244

Total contributions	168,610	463,464

Investment income:
Dividends	3,500	182,051
Interest	110,546	5,578
Net appreciation in fair value of investments	53,626	153,637

Total investment income	167,672	341,266

Total additions	336,282	804,730

DEDUCTIONS - Benefits paid to participants	2,677,214	188,615

NET (DECREASE)/INCREASE	(2,340,932)	616,115

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF PERIOD	3,954,972	3,338,857

NET ASSETS AVAILABLE FOR BENEFITS
END OF PERIOD	$1,614,040	$3,954,972

See notes to financial statements.
3 THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN (formerly known as The Jerry Freeman 401(k) and Profit Sharing Plan)
NOTES TO FINANCIAL STATEMENTS
ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1999 AND THE YEAR ENDED DECEMBER 31, 1998
1.	DESCRIPTION OF THE PLAN

The following brief description of The Freeman Cosmetic Corporation Capital Accumulation Plan (the "Plan") (formerly known as The Jerry Freeman 401(k) and Profit Sharing Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

On July 1, 1998, The Dial Corporation acquired Freeman Cosmetic Corporation.

The Freeman Cosmetic Corporation 401(k) Plan was established on July 31, 1993 and was amended and restated effective January 1, 1995.  The Jerry Freeman, Inc. Profit Sharing Plan was established on August 26, 1966, restated effective January 1, 1989 and supplemented on February 26, 1991.  These two plans subsequently merged to form The Jerry Freeman 401(k) and Profit Sharing Plan, as amended and restated as of January 1, 1997.  Effective January 1, 1999, the Plan was amended and restated again, renaming the Plan as The Freeman Cosmetic Corporation Capital Accumulation Plan.  It is a voluntary defined contribution plan and is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and Internal Revenue Code Section 401(k).  The Plan covers active employees of Freeman Cosmetic Corporation (the "Company") over the age of 21 who have completed at least one-half year of service.

Effective January 1, 1999, the Plan year was changed from the twelve-month period from January 1 through December 31 to the twelve-month period beginning on December 1 and ending on November 30. The change is effective for the Plan year commencing as of January 1, 1999, resulting in an eleven-month plan year ending November 30, 1999.

a.

Investment Programs - Contributions to the Plan are invested by the Plan's Trustee at the designation of the participants.  In 1999, the Plan's Trustee was T. Rowe Price; for 1998 the Trustees were Larry Freeman and Mark Freeman.  For 1999, the Plan has offered participants multiple funds in which to invest pretax, after-tax and rollover deposits in various funds.  In 1998, participants could only invest pretax and rollover deposits in funds consisting of various Kemper mutual funds and money market funds.  Beginning in January 1999, the Plan offered participants the following funds in which to invest contributions.

1)

T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested.  The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants.  Crediting interest rates for the fund's underlying GICs ranged from approximately 5.35% to 8.41% for 1999 and 3.04% to 6.16% for 1998, resulting in a blended rate of return for the fund of 5.95% and 6.07%, for 1999 and 1998, respectively.

4
2)

T. Rowe Price Retirement Strategy Fund - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist of investments in both fixed income securities and the common stock of United States and foreign companies.  The fair value of the fund is dependent upon the fair value of the underlying  securities.  Any dividends received are reinvested.

3)

T. Rowe Price Prime Reserve Fund - This fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates.  The fair value of the fund is the cost basis of the investments.

4)

T. Rowe Price Spectrum Income Fund - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in fixed income securities.  The fair value of the fund is dependent upon the fair value of the underlying securities.  Any dividends received are reinvested.

5)

T. Rowe Price Spectrum Growth Fund - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in the common stock of other companies.  The fair value of the fund is dependent upon the fair value of the underlying securities.  Any dividends received are reinvested.

		6)	Vanguard Windsor Fund - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

7)

The Dial Corporation ("Dial") Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund.  The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock .

b.

Contributions - Voluntary wage reductions may be elected by the employee.  These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation for 1999 and 1% to 15% for 1998.  Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. For 1999, each employee may elect an after-tax contribution of between 1% and 10% of compensation.  All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

	c.	Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.
5
d.

Participant Loans and Hardship Withdrawals - The Plan permits loans to Plan participants up to the lesser of 50% of the participant's vested account balance or $50,000.  The applicable interest rate is commensurate with the prevailing rate charged on similar loans by persons in the business of lending money.  Loans shall be repaid in substantially equal installments over a period of up to five years, except for loans for purchasing a home.  All loans are secured by the borrowing participant's interest in the Plan, on such nondiscriminatory terms and conditions as the Plan's Sponsor shall determine, provided, however, that such loans comply with applicable requirements of ERISA and the Internal Revenue Code (the "Code") (including such restrictions as are necessary to prevent loans from being treated as distributions under Section 72(p) of the Code).  The loans are treated as an earmarked investment of the participants with interest repayments credited proportionately to the original investment funds liquidated to provide the principal.  Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties.  Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

e.

Vesting - Employee contributions are 100% vested and non-forfeitable, including earnings on these contributions.  Beginning in 1999, all employer contributions are 100% vested and non-forfeitable.  Prior to then,  participants were ratably vested in employer contributions during the first three years of continuous employment as defined by the Plan, except at retirement, disability or death when they become 100% vested.  Forfeitures of previous employer contributions are used to reduce the Company's contribution to the Plan.

f.

Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments.  The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

g.

Plan Administration - Beginning in 1999, the Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company's Board of Directors.  In 1998, the Plan was administered by an Administrative Committee comprised of at least one person appointed by the Company.  Expenses incidental to the operation of the Plan are shared between the Company and the Plan.  The amount assumed by the Company is at the Company's discretion and may be paid by the Plan or directly by the Company.  For the eleven-months ended November 30, 1999 and for the year ended December 31, 1998, Plan expenses were paid directly by the Company.

6
h.

Plan Termination - While it is the Company's intention to continue the Plan and Company contributions, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, provided that all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

	a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b.

Investment Valuation and Income Recognition - Investments consist of mutual funds, money market funds, government securities, equity securities and insurance contracts.  Mutual funds, government securities, equity securities and insurance contracts are stated at fair value.  Money market funds are stated at cost, which approximates fair value.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	c.	Payment of Benefits - Benefits are recorded when paid.

d.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

7

3.   NET ASSETS BY FUND

The following tables present the net assets of the Plan by fund as of November 30, 1999 and December 31, 1998.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
NOVEMBER 30, 1999

	T. Rowe	T. Rowe	T. Rowe	T. Rowe	T. Rowe		The Dial
	Price	Price	Price	Price	Price		Corporation
	Stable	Retirement	Prime	Spectrum	Spectrum	Vanguard	Common	Participant
	Value	Strategy	Reserve	Income	Growth	Windsor	Stock	Notes
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Receivable	Total

ASSETS

Investments at fair value:
Shares of registered
investment companies:
T. Rowe Price Stable Value Fund	$24,004								$24,004
T. Rowe Price Retirement Strategy Fund		$98,575							98,575
T. Rowe Price Prime Reserve Fund			$884,823						884,823
T. Rowe Price Spectrum Income Fund				$38,444					38,444
T. Rowe Price Spectrum Growth Fund					$98,363				98,363
Vanguard Windsor Fund						$116,897			116,897
Common stock:
The Dial Corporation							$317,312		317,312
Participant notes receivable								$35,622	35,622

NET ASSETS AVAILABLE
FOR BENEFITS	$24,004	$98,575	$884,823	$38,444	$98,363	$116,897	$317,312	$35,622	$1,614,040

8 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1998

		Kemper	Kemper	Kemper	Kemper	Kemper	Kemper	Kemper	Kemper	Kemper	Kemper
	Kemper	Total	Money	High	Inter-	Blue	Horizon	Horizon	Horizon	High	Small	Participant
	Tech	Return	Market	Yield	national	Chip	20	10	5	Return	Cap	Notes
	A Fund	A Fund	A Fund	A Fund	A Fund	A Fund	A Fund	A Fund	A Fund	A Fund	V Fund	Receivable	Total

ASSETS

Investments at fair value:
Shares of registered
investment companies:
Kemper Tech A Fund	$228,922												$228,922
Kemper Total Return A Fund		$66,079											66,079
Kemper Money Market Fund			$229,141										229,141
Kemper High Yield A Fund				$555,845									555,845
Kemper International A Fund					$90,008								90,008
Kemper Blue Chip A Fund						$1,303,729							1,303,729
Kemper Horizon 20 A Fund							$19,181						19,181
Kemper Horizon 10 A Fund								$562,117					562,117
Kemper Horizon 5 A Fund									$9,877				9,877
Kemper High Return A Fund										$553,403			553,403
Kemper Small Cap V Fund											$242,642		242,642
Participant notes receivable												$80,949	80,949
Interest receivable			13,079										13,079

NET ASSETS AVAILABLE
FOR BENEFITS	$228,922	$66,079	$242,220	$555,845	$90,008	$1,303,729	$19,181	$562,117	$9,877	$553,403	$242,642	$80,949	$3,954,972

9

4.   FUND INFORMATION

Employer contributions, employee contributions, dividend income, interest income, net appreciation/(depreciation) in fair value of investments, and benefits paid to participants by fund are as follows for the eleven-month period ended November 30, 1999 and for the year ended December 31, 1998:

	1999	1998
Employer contributions:
Kemper Tech A Fund		$22,751
Kemper Total Return A Fund		7,159
Kemper Money Market Fund		6,988
Kemper High Yield A Fund		8,805
Kemper International A Fund		10,089
Kemper Blue Chip A Fund		17,460
Kemper Horizon 20 A Fund		3,109
Kemper Horizon 10 A Fund		2,987
Kemper Horizon 5 A Fund		2,311
Kemper High Return A Fund		49,359
Kemper Small Cap V Fund		19,202
T. Rowe Price Stable Value Fund	$469
T. Rowe Price Retirement Strategy Fund	1,393
T. Rowe Price Prime Reserve Fund	502
T. Rowe Price Spectrum Income Fund	504
T. Rowe Price Spectrum Growth Fund	645
Vanguard Windsor Fund	1,052
The Dial Corporation Common Stock Fund	43,695

Total	$48,260	$150,220

Employee contributions:
Kemper Tech A Fund		$39,922
Kemper Total Return A Fund		13,542
Kemper Money Market Fund		20,606
Kemper High Yield A Fund		22,185
Kemper International A Fund		18,859
Kemper Blue Chip A Fund		41,016
Kemper Horizon 20 A Fund		4,742
Kemper Horizon 10 A Fund		10,184
Kemper Horizon 5 A Fund		3,098
Kemper High Return A Fund		96,135
Kemper Small Cap V Fund		42,955
T. Rowe Price Stable Value Fund	$3,352
T. Rowe Price Retirement Strategy Fund	25,677
T. Rowe Price Prime Reserve Fund	4,376
T. Rowe Price Spectrum Income Fund	5,832
T. Rowe Price Spectrum Growth Fund	13,506
Vanguard Windsor Fund	21,008
The Dial Corporation Common Stock Fund	46,599	-

Total	$120,350	$313,244

10
Dividend income:
Kemper Tech A Fund		$15,134
Kemper Total Return A Fund		5,335
Kemper Money Market Fund		10,563
Kemper High Yield A Fund		51,975
Kemper International A Fund		11,787
Kemper Blue Chip A Fund		35,770
Kemper Horizon 20 A Fund		48
Kemper Horizon 10 A Fund		14,321
Kemper Horizon 5 A Fund		382
Kemper High Return A Fund		35,662
Kemper Small Cap V Fund		1,074
T. Rowe Price Retirement Strategy Fund	$2
T. Rowe Price Spectrum Income Fund	1,225
T. Rowe Price Spectrum Growth Fund	1
Vanguard Windsor Fund	359
The Dial Corporation Common Stock Fund	1,913

Total	$3,500	$182,051

Interest income:
Loans to Participants	$3,357	$3,242
Kemper Tech A Fund		548
Kemper Total Return A Fund		84
Kemper Money Market Fund	986	271
Kemper High Yield A Fund		161
Kemper International A Fund		214
Kemper Blue Chip A Fund		87
Kemper Horizon 5 A Fund		28
Kemper High Return A Fund		942
Kemper Small Cap V Fund		1
T. Rowe Price Stable Value Fund	861
T. Rowe Price Prime Reserve Fund	105,342

Total	$110,546	$5,578

11
Net appreciation/(depreciation) in fair value of investments:
Kemper Tech A Fund	$21,502	$47,535
Kemper Total Return A Fund	1,050	2,715
Kemper High Yield A Fund	5,008	(45,012)
Kemper International A Fund	3,334	(7,664)
Kemper Blue Chip A Fund	35,955	127,900
Kemper Horizon 20 A Fund	224	1,254
Kemper Horizon 10 A Fund	4,900	48,565
Kemper Horizon 5 A Fund	52	406
Kemper High Return A Fund	13,253	15,464
Kemper Small Cap V Fund	2,492	(36,186)
Money Market Funds		(1,340)
T. Rowe Price Retirement Strategy Fund	6,600
T. Rowe Price Spectrum Income Fund	(738)
T. Rowe Price Spectrum Growth Fund	5,623
Vanguard Windsor Fund	(3,487)
The Dial Corporation Common Stock Fund	(42,142)

Total	$53,626	$153,637

Benefits paid to participants:
Loans to participants	$29,757	$8,323
Kemper Tech A Fund		23,526
Kemper Total Return A Fund		5,936
Kemper Money Market Fund		34,551
Kemper High Yield A Fund		11,243
Kemper International A Fund		3,451
Kemper Blue Chip A Fund		25,849
Kemper Horizon 20 A Fund		7
Kemper Horizon 10 A Fund		11,000
Kemper Horizon 5 A Fund		3,685
Kemper High Return A Fund		37,570
Kemper Small Cap V Fund		23,474
T. Rowe Price Stable Value Fund	23,158
T. Rowe Price Retirement Strategy Fund	7,816
T. Rowe Price Prime Reserve Fund	2,486,316
T. Rowe Price Spectrum Growth Fund	11,853
Vanguard Windsor Fund	1,630
The Dial Corporation Common Stock Fund	116,684

Total	$2,677,214	$188,615

12

5.      RELATED PARTY TRANSACTIONS

In 1999, Plan investments include shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  For 1998, the Trustees of the Plan were Larry and Mark Freeman, parties-in-interest and owners of the Company.

6.   FEDERAL INCOME TAX STATUS

The Plan obtained its determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

In 1998, the Plan was audited by the DOL.  It was determined that the Company had not deposited all employee contributions to the custodian on a timely basis.  The Company has since contributed additional amounts to the Plan which represent lost earnings on those contributions. All employees have been made whole and no more late contributions have been made to the Trustee.

13

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN
(formerly known as The Jerry Freeman 401(k) and Profit Sharing Plan)

SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 1999

Item 27a - Schedule of Assets Held for Investment Purposes

Column B	Column C	Column D	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,		Current
Similar Party	Par or Maturity Value	Cost	Value

T. Rowe Price Stable Value Fund	GIC Fund (24,004 shares)	$24,004	$24,004

T. Rowe Price Retirement Strategy Fund	Mutual Fund (4,553 shares)	91,860	98,575

T. Rowe Price Prime Reserve Fund	Mutual Fund (884,823 shares)	884,823	884,823

T. Rowe Price Spectrum Income Fund	Mutual Fund (3,533 shares)	39,181	38,444

T. Rowe Price Spectrum Growth Fund	Mutual Fund (5,436 shares)	95,398	98,363

Vanguard Windsor Fund	Mutual Fund (6,863 shares)	120,886	116,897

The Dial Corporation	Common Stock (11,575 shares)	368,804	317,312

Participant Notes Receivable	Participant loans
	(Interest at 8.25% to 10.50%,
	maturing from 2000 to 2013)	35,622	35,622

	Total assets held for investment
	purposes	$1,660,578	$1,614,040

14

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN
(formerly known as The Jerry Freeman 401(k) and Profit Sharing Plan)

SUPPLEMENTAL SCHEDULE
ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1999

Item 27d - Schedule of Reportable Transactions

Column A	Column B	Column C	Column D	Column G	Column H	Column I
					Current
Identity					Value of	Net
of	Description				Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions
Kemper Tech A Fund	Mutual Fund		$250,423	$228,922	$250,423	$21,501
Kemper Money Market Fund	Money Market Fund		230,127	230,127	230,127
Kemper High Yield A Fund	Mututal Fund		560,852	555,845	560,852	5,007
Kemper Blue Chip A Fund	Mututal Fund		1,339,684	1,303,729	1,339,684	35,955
Kemper Horizon 10 A Fund	Mututal Fund		567,017	562,117	567,017	4,900
Kemper High Return A Fund	Mututal Fund		566,657	553,403	566,657	13,254
Kemper Small Cap V Fund	Mututal Fund		245,134	242,642	245,134	2,492
T. Rowe Price Prime Reserve Fund	Mutual Fund	$3,949,700		3,949,700	3,949,700
T. Rowe Price Prime Reserve Fund	Mutual Fund		1,852,363	1,852,363	1,852,363
Series of Transactions
T. Rowe Price Prime Reserve Fund	Mutual Fund	4,074,524		4,074,524	4,074,524
T. Rowe Price Prime Reserve Fund	Mutual Fund		3,189,424	3,189,424	3,189,424
The Dial Corporation	Common Stock Fund	484,783		484,783	484,783
The Dial Corporation	Common Stock Fund		117,824	115,979	117,824	1,845

NOTE:

Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.

15